Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended
	September 11, 2009	September 5, 2008
Income (loss) from continuing operations before income taxes	$(212)	$278
Add (deduct):
Fixed charges	313	312
Capitalized interest	(6)	(8)
Amortization of capitalized interest	4	4
Equity in (earnings)/losses related to certain 50% or less owned affiliates	36	(3)
Distributions from equity investments	1	3
Distributions on preferred units	(6)	(6)

Adjusted earnings	$130	$580

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$264	$262
Capitalized interest	6	8
Distributions on preferred units	6	6
Portion of rents representative of the interest factor	37	36

Total fixed charges and preferred unit distributions	$313	$312

Ratio of earning to fixed charges and preferred unit distributions	—	1.9
Deficiency of earnings to fixed charges and preferred unit distributions	$(183)	$—

45